

Mail Stop 3561

June 26, 2007

Mr. John Pappajohn, Chairman of the Board
Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

> **Re:** **Healthcare Acquisition Corp**
> **Amendment No. 2 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed June 8, 2007**
> **File No. 001-32587**

Dear Mr. Pappajohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interests of HAQ Directors and Officers in the Merger, page 20

1.   Please revise to clarify why the disclosure in the table of this subsection does not include the securities purchased in open market transactions.

Risk Factors, page 32

The Board of Directors of HAQ did not obtain any fairness opinion. . . ., page 32

2.   We note the disclosure in this risk factor that "[c]urrent HAQ stockholders
        and prospective investors must rely on their own business and investment
        background, and their own investigation of PharmAthene . . . ." Please advise
        us of the basis for disclosing that your shareholders have to make their own
        investigation of PharmAthene. Clarify if you have provided all the material
        information needed for shareholders to make an informed decision.

A stockholder may make a claim. . . ., page 32

3.   We note your response to comment 12 of our letter dated June 1, 2007. We
        continue to note that the specific language that your board "did not determine
        a specific valuation of PharmAthene at the time it entered into the merger
        agreement" was removed in your first amendment. Please revise the
        subheading of this risk factor to highlight that you "did not determine a
        specific valuation of PharmAthene at the time it entered into the merger
        agreement."

Failure to consummate the Merger could negatively impact the market price. . . ., page 32

4.   We note in the last bullet point in this risk factor that "charges will be made
        against earnings for this transaction-related expenses, which could be higher
        than expected." Please revise to elaborate in this bullet point or later in the
        document. Clarify if these expenses were subject to the waivers discussed in
        your public offering prospectus. Also quantify the expenses so that investors
        can understand the magnitude of the risk.

Background of the Merger, page 57

5.   We note your response to comment 16 of our letter dated June 1, 2007. We
        also note the disclosure of the range in value of SIGA's shares from $118.7 to
        $162.5 million. Considering the termination by SIGA of the merger
        agreement occurred as it was receiving progressively positive news regarding
        the advancement of its smallpox drug, it would appear that the price increase
        in SIGA's shares was also result of such positive news. As such, it appears
        appropriate to disclose the value of the merger consideration only on the date
        the merger agreement was originally signed. Please revise to just disclose the
        value of the prior merger consideration on the date of the execution of the
        merger agreement or advise.

HAQ's Reasons for the Merger and Recommendation of the HAQ Board, page 66

6.   We note your response to comment 18 of our letter dated June 1, 2007. We
        also note disclosure on page 61 and page 67 that you used projections of
        revenue provided by the target. You disclose on page 61 that you did not

assign a specific weight to them, however, you based your analysis on those projections. Please revise your disclosure to balance the noted disclosure that you did not assign a specific weight to them to highlight the fact that you used those projections in your valuation which lead to your determination to recommend the transaction to shareholders.

7.   We note the revenue projections for 2008 and 2009 of $67.5 and $168.8 million, respectively. Please revise to clarify if this means you expect to have commercially viable products by 2008. If not, please clarify what type of revenues the projections encompass. As a general matter, please revise to disclose the reasonable basis for the projections. Please refer to Item 10(b) of Regulation S-K.

Considering the projections were provided by PharmAthene management and the MD&A disclosure is management's forward looking prospective of the target, please revise your MD&A disclosure of PharmAthene to discuss the progress of the target going forward pertaining to the development of the two drugs and the eventual commercial sales. In that regard, please clarify how management's forward looking prospective relates to its projections.

8.   We note that you also used revenue projections for the "comparable companies" obtained from "equity research analyst reports." Please revise to discuss the reason you had to use revenue projections instead of actual revenues for the comparable companies. Did those companies have no sales revenues also? Also, please revise to clarify if the projections provided by the target are comparable to the projections in the "equity research analyst reports."

9.   Since you disclose the companies listed on page 67 as comparable, please revise to clarify if all of them have only products that are not yet on the market. Clarify the number of products those companies develop and sell. If known, discuss the stage at which the companies are at in their FDA approval process and compare it with your drugs.

10.   In your "multiple analysis," we note that your calculation was based on the "enterprise value for HAQ on a post merger basis assuming various HAQ stock prices." (Emphasis added.) It is not clear how it is appropriate and consistent with your public offering prospectus to use a "post merger basis" in your valuations. Please revise to clarify. Please note that a post merger basis appears to imply that the funds in the trust are taken into account when determining the value, which does not appear consistent with the disclosure in your prospectus.

11.   We note that the "multiple analysis" requires assumed share prices. Please revise to provide the basis for the assumed prices. It is not clear how an analysis that uses assumed stock prices is relevant to an investor's evaluation of their vote, since the share price ultimately determines the value. Please clarify.

12.   We note your response to comment 39 and the disclosure in the first bullet point on page 69 that the "historical investments by recognized venture capital investors" is a factor you considered in making the decision to enter into the merger agreement and recommend a vote "for" the merger. Please revise to clearly disclose what these investments were and clarify how they are relevant. You refer to the investors' valuations. Please revise to elaborate on their valuation as you convey their relevance to shareholders here. Also, please revise to clarify how the valuations by private investors would also take into account the fact that they are able to place members on the board of directors.

13.   We note the disclosure in the last paragraph on page 69 that the target is a "leading company" based on it having "possible" products. Please tell us the basis for the disclosure that the target company is a leading company based on possible products. Also, you disclose that the two contracts are the basis for describing the company as a leading company. Please tell us why it is appropriate to base such promotional disclosure on contracts that are not fully funded.

14.   Please revise to elaborate on the negative factors disclosed on page 70. For instance, please quantify the "significant amount of capital needed to be competitive" and the liabilities of the target that will be assumed. Also, please compare the targets assets to its liabilities.

Management's Discussion and Analysis, page 101

15.   We note the additional disclosure in response to comment 50 that you did not receive any of the funds awarded to Medarex. In the subsection captioned "future cash needs," please revise to discuss how the target will be able to fund your development of both Valortim and Protexia. We note the revised disclosure throughout this document that the contract with the DoD was for $35 million. Please revise to discuss the timeline and how the $35 million will be earned considering Protexia has not yet been approved and is still in development.

Information About Pharmathene, page 111

16. We note your response to comment 49 of our letter dated June 1, 2007 that the agreement you have in place with Medarex is confidential. We also note that you only have two drugs in production and one of them is in partnership with Medarex. As such, it appears that the terms of the target's relationship with Medarex are material to investors' understanding of your business going forward. Also, upon consummation of the merger, material contacts will be filed with the Commission. Because of the material nature of this relationship, please advise us of the basis for not disclosing the material terms here.

Beneficial ownership following the merger, page 153

17. Please revise to identify the natural person that is considered the beneficial holder of the securities held by QVT Financial LP.

* * * *

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Walz at (202) 551-3358 if you have questions regarding the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Brian Daughney
      (212) 370-1300